Exhibit 99.1

DRYSHIPS INC. ANNOUNCES COMMENCEMENT OF RIGHTS OFFERING

August 31, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, today announced the commencement of its previously announced rights offering (the "Rights Offering") of shares of common stock, par value $0.01 per share ("Common Stock"). The Rights Offering is being made through the pro-rata distribution of non-transferrable subscription rights to purchase, in the aggregate, up to 36,363,636 shares of Common Stock at a subscription price of $2.75 per share, to shareholders of the Company on August 31, 2017 (the "Record Date"), resulting in gross proceeds of up to $100 million. The deadline for participating in the Rights Offering is 5:00 p.m., New York City Time, on October 2, 2017, unless the Rights Offering is extended.
The Company will distribute, at no charge, to each holder of shares of Common Stock as of the Record Date, one subscription right for each share of Common Stock owned on the Record Date. Each subscription right entitles the holder thereof to a basic subscription right to purchase 1.1526 shares of Common Stock at a subscription price of $2.75 per share. The Rights Offering also includes an oversubscription privilege, which entitles a rights holder who exercises its basic subscription right in full with respect to all rights held the opportunity to purchase additional shares of Common Stock, up to the amount of such holder's basic subscription right, subject to the pro-rata allocation of shares among rights holders exercising their oversubscription privilege.
The Company has engaged American Stock Transfer & Trust Company, LLC to serve as the subscription agent for the Rights Offering and Advantage Proxy Inc. to serve as the information agent. Questions regarding the Rights Offering may be directed to Advantage Proxy Inc., toll-free at 877-870-8565 or if you are a bank of broker, 206-870-8565.
The Company has entered into a backstop purchase agreement (the "Purchase Agreement") with Sierra Investments Inc., an entity affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou ("Sierra").  Pursuant to the Purchase Agreement, Sierra has commited to purchase, at $2.75 per share, the number of shares of Common Stock offered pursuant to the Rights Offering that are not issued to shareholders as of the Record Date pursuant to exercises of the basic subscription right and oversubscription privilege. Mr. Economou and his affiliates have agreed not to exercise any rights they may have in the Rights Offering outside of the backstop commitment. Sierra will not receive a fee for providing the backstop commitment.
Rights holders are required to submit payment in full for all shares of Common Stock they wish to purchase pursuant to the exercise of the basic subscription right and oversubscription privilege to the subscription agent prior to the expiration of the Rights Offering. The Company is not requiring a minimum individual or overall subscription to complete the Rights Offering.
The cash proceeds from the Rights Offering are expected to be used for general corporate purposes and/or vessel acquisitions and/or to repay amounts outstanding under the Company's unsecured credit facility, as amended, with Sierra (the "Sierra Credit Facility"). The consideration for shares of Common Stock issued to Sierra in the Rights Offering pursuant to the Purchase Agreement, if any, will be the repayment of amounts outstanding under the Sierra Credit Facility.
The Company reserves the right to modify, postpone or cancel the Rights Offering at any time prior to the expiration date of the Rights Offering.
The Company intends to promptly commence mailing an offering subscription package, including a copy of the prospectus supplement and other additional materials related to the Rights Offering, to holders of Common Stock as of the Record Date. The Rights Offering is being made only by means of a prospectus supplement. Before you invest, you should read the prospectus supplement, the accompanying base prospectus and the registration statement (Registration No. 333-202821), including each "free writing prospectus," if any, and all of the documents incorporated by reference therein and other documents the Company has filed with the U.S. Securities and Exchange Commission (the "SEC") for more complete information about the Company and the Rights Offering. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the Company will arrange to send you the registration statement, including the base prospectus and prospectus supplement, if you request it by calling the information agent for the Rights Offering, Advantage Proxy Inc., toll-free at 877-870-8565 or if you are a bank of broker, 206-870-8565.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the rights or the underlying shares of Common Stock nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) four Newcastlemax drybulk vessels; (iii) five Kamsarmax drybulk vessels; (iv) one Very Large Crude Carrier; (v) two Aframax tankers; (vi) one Suezmax tanker; (vii) four Very Large Gas Carriers, three of which are expected to be delivered in September, October and December of 2017; and (viii) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the SEC, including the Company's most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com